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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50480

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/11 MM/DD/YY AND ENDING 12/31/11 MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Janssen Partners Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

De Freitas + Minsky LLP

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

☐ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DE FREITAS & MINSKY, LLP

CERTIFIED PUBLIC ACCOUNTANTS

EMANUEL J. DE FREITAS, CPA, CFP
JAY MINSKY, CPA

PETER N. PATERNOSTRO (1938-2007)

Report of Independent Registered Public Accounting Firm

Janssen Partners, Inc.
1345 Old Northern Blvd.
Roslyn, NY 11576

We have audited the accompanying statement of financial condition of Janssen Partners, Inc. as of December 31, 2011 and the related statement of income, stockholder's equity, cash flows, and accompanying supplementary information for the year then ended. These financial statements are the responsibility of the Company's management. Out responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Janssen Partners, Inc. as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with standards of the Public Company Accounting Oversight Board (United States), Janssen Partners, Inc.'s internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 15, 2012 expressed an unqualified opinion.



De Freitas & Minsky, LLP
Jericho, New York
February 15, 2012

30 JERICHO EXECUTIVE PLAZA, SUITE 500W JERICHO, NY 11753
TEL: (516) 746-6322 FAX: (516) 746-8679
www.dmcpallp.com

Janssen Partners, Inc.
Statement of Financial Condition
December 31, 2011

Assets

Cash In Bank		$ 27,437
Receivables from brokers and dealers account		17,021
Securities owned at market value		158,579
Securities not readily marketable		-
Fixed Assets (net)		29,352
Other Assets		5,234
Total Assets		$ 237,623

Liabilities and Stockholder's Equity

Accounts Payable		$ 4,350
Due to Janssen Properties		39,955
Payable to Peter Janssen		35,000
Stockholder's Equity		
Common Stock	$ 100,000	
Additional Paid in Capital	1,913,198	
Accumulated Deficit	(1,854,880)	
Total Stockholder's Equity		158,318
Total Liabilities and Stockholders Equity		$ 237,623

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements

Janssen Partners, Inc.
Statement of Changes In Stockholder's Equity
December 31, 2011

Stockholder's Equity - January 1, 2011	$ 144,926
Capital Contribution	12,000
Net gain (loss) for the year	1,392
Stockholder's Equity - December 31, 2011	$ 158,318

The accompanying summary of significant accounting policies
and notes are an integral part of these financial statements

Janssen Partners, Inc.
Statement Of Income
For the Year Ended December 31, 2011

Income

Gain on Firms Investments	$ 41,487
Fees	58,500
Commissions	639
Dividend Income	600
Total Income	$ 101,226

Expenses

Other Expenses	$ 92,735
Regulatory Fees	7,099
Total Expenses	$ 99,834
Net gain (loss) for the year	$ 1,392
Deficit - January 1, 2011	(1,856,272)
Deficit - December 31, 2011	$ (1,854,880)

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements

Janssen Partners, Inc.
Statement of Cash Flows
December 31, 2011

Cash Flows From Operating Activities		
Net gain (loss)		$ 1,392
Depreciation and amortization		1,148
(Increase) decrease in operating assets:		
Receivables from brokers or dealers	5,767	
Accounts Receivable	(4,600)	
Securities owned at market value	(19,959)	
Securities not readily marketable	-	(18,792)
Increase (decrease) in accounts payable		39,282
Cash Increased (decreased) by operating activities		$ 23,030
Cash - January 1, 2011		4,407
Cash - December 31, 2011		$ 27,437

The accompanying summary of significant accounting policies
and notes are an integral part of these financial statements

Note 1. Principal Business Activity and Summary of Significant Accounting Policies

Janssen Partners, Inc. (the "Company") was incorporated on August 29, 1997 in the State of Delaware. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc.

The Company acts as an introducing broker, an agent in the private placements of securities and provides consulting services.

As an introducing broker-dealer, the Company is exempt from the provisions of rule 15c3-3 as all customer accounts, as defined, are carried by the clearing broker.

These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America which require the use of estimates by management.

Securities owned, traded on a national securities exchange or listed on the NASDAQ National Market are valued at the last reported sales price on the last business day of the year. All other securities owned are valued at the last reported bid and ask prices, respectively, with the resulting gains and losses reflected in income.

These financial statements reflect income from security transactions and commissions on customers' security transactions on a trade-date basis.

Depreciation of property and equipment is provided for based upon the straight-line method over the estimated useful life of the assets, under the federal income tax method.

For federal income tax purposes, the company has elected to be treated as a small business corporation (S Corporation) under the applicable sections of the Internal Revenue Code. Accordingly, there is no provision for federal income taxes as such earnings or losses flow directly to the stockholder. State taxes are payable at reduced rates.

Note 2. **Commitments and Contingencies**

The Company operates in premises owned by a corporation wholly owned by its sole stockholder.

We have been advised by legal council that the there are no pending or threatened actions which could have an adverse impact on the respondent.

Note 3. **Financial Instruments with Off-Balance-Sheet Risk and Concentration of Credit Risk**

In the normal course of business, the Company is engaged in various trading and brokerage activities as principal or agent. The execution, settlement and financing of those transactions can result in off-balance-sheet risk or concentration of credit risk.

Note 4. **Net Capital Requirement**

The company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum capital of 6-2/3% of aggregate indebtedness, as defined, or $5,000, whichever is greater, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011, the company had a net capital of $78,281 which was $72,994 in excess of its required net capital of $5,287.

Janssen Partners, Inc.
Computation of Net Capital
December 31, 2011

Total ownership equity		$ 158,318
Deductions		
Non allowable assets		
Furniture, equipment & leasehold	29,352	
Other Assets	5,234	34,586
Net capital before haircut		123,732
Haircut		
Other securities	$ 23,787	
Undue concentration	21,664	45,451
Net Capital		$ 78,281

Computation of Basic Net Capital

Minimum net capital	5,287
Basic net capital	5,000
Net capital requirement	5,287
Excess net capital	72,994
Excess net capital @ 1000%	$ 70,351

Computation of Aggregate Indebtedness

Total aggregate indebtedness	79,305
Percentage of aggregate indebtedness to net capital	101.31%

Janssen Partners, Inc.
Computation of Differences of Net Capital
Between Corporation Focus and Audited Report
December 31, 2011

Net Capital per corporation's focus	78,281
Net capital per audit report	78,281

JANSSEN PARTNERS, INC.
DECEMBER 31, 2010
EXEMPTIVE PROVISION UNDER FILE 15C3-3

Exemption from rule 15c3-3 is claimed under section k (2) ii.

DE FREITAS & MINSKY, LLP

CERTIFIED PUBLIC ACCOUNTANTS

EMANUEL J. DE FREITAS, CPA, CFP
JAY MINSKY, CPA

PETER N. PATERNOSTRO (1938-2007)

Report of Independent Registered Public Accounting Firm

Janssen Partners, Inc.
1345 Old Northern Blvd.
Roslyn, NY 11576

In planning and performing our audit of the financial statements of Janssen Partners, Inc. for the year ended December 31, 2011, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3(k) (2) (b). We did not review the practices and procedures followed by the company in making quarterly securities examination, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to asses the expected benefits and related costs of internal control structure policies and procedures of the practices and procedures referred to in the preceding paragraph and to asses whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) list additional objectives of the practices and procedures listed in the preceding paragraph.

30 JERICHO EXECUTIVE PLAZA, SUITE 500W JERICHO, NY 11753
TEL: (516) 746-6322 FAX: (516) 746-8679
www.dmcpallp.com

Because of inherent limitations in any internal control structure or any practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the company's practices and procedures were adequate at December 31, 2011 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

De Freitas & Minsky, LLP
Jericho, New York
February 15, 2012